

June 17, 2010

Stancil E. Barton, Esq.
Executive Vice President and General Counsel
National Financial Partners Corp.
340 Madison Avenue, 20th Floor
New York, NY 10173

> **Re:** **National Financial Partners Corp.**
> **Schedule TO-I**
> **Filed June 9, 2010**
> **Schedule TO-I/A**
> **Filed June 11, 2010**
> **Schedule TO-I/A**
> **Filed June 16, 2010**
> **File No. 005-79626**

Dear Mr. Barton:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Item 12. Exhibits

1.   Your response to Item 1007(d) indicates that all or part of the funds required for the tender offer are, or are expected to be borrowed. Please confirm that if the Proposed New Credit Facility is entered into, you will file the relevant agreements as exhibits to your schedule in accordance with Item 1016(b) of Regulation M-A.

Exhibit 99(a)(1)(A): Offer to Purchase

Disclosure Regarding Forward-Looking Statements, page ii

2.   Your disclosure references the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934; refer also to Regulation M-A telephone interpretation I.M.2 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise to make clear that forward looking statements made in connection with this tender offer cannot be defined under the Act, and refrain from referring to such safe harbor provisions in any future offer documents, press releases, or other communications relating to this tender offer.

3.   In the last sentence of this section, you appear to state that you have no obligation to update the information contained in your offering document. Please revise this language to eliminate the implication that you have no obligation to update your disclosure to reflect material changes in the information published, sent or given to security holders. See Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3).

Incorporation of Certain Information by Reference, page v

4.   We note that you have incorporated your financial statements by reference, but have not included the summarized financial information specified in Item 1010(c) of Regulation M-A in the offering document, as required by Instruction 6 to Item 10 of Schedule TO. Refer also to Regulation M-A telephone interpretation I.H.7 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise your offering document to include this information.

5.   Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents. Please revise the disclosure under this heading to clarify that you will amend the Schedule TO to include updates, inclusive of updated periodic report filings. We refer you to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed.

Sources and Amounts of Funds, page 7

6.   We note your statement on page 7 that the maximum amount of funds required by you to purchase all of the outstanding Notes pursuant to the Offer is estimated to be "approximately $955," plus accrued interest. The cover page indicates that $230 million of Notes were outstanding as of June 8, 2010. Please revise to resolve this apparent discrepancy.

7.   We note your disclosure that in the event that $115.0 million or less aggregate
principal amount of notes is validly tendered and accepted for purchase in the Offer
or any other condition to the effectiveness of the Proposed New Credit Facility is not
satisfied, the Proposed New Credit Facility will not become effective and you will not
receive any proceeds from the Proposed New Credit Facility. In this case, because the
first part of the Financing Condition, which required the completion of the New Notes
Offering resulting in gross proceeds of at least $125.0 million, has been satisfied, you
intend to waive the Financing Condition and use the net proceeds from the New
Notes Offering and, if necessary, cash on hand, to purchase all Notes accepted for
purchase in the Offer "up to the maximum amount permitted by, and subject to the
terms of," the Existing Credit Facility. Disclose the maximum amount permitted by
the Existing Credit Facility. See Item 1007(a) of Regulation M-A. Additionally,
such a waiver would constitute a material change. Please confirm that the company
will promptly file an amendment to the Schedule TO disclosing this material change;
also confirm that the company will disseminate the disclosure of this change in a
manner reasonably calculated to inform security holders. See Rules 13e-4(d)(2) and
13e-4(e)(3). In addition, advise us whether this decision will have the potential to
effect a reduction in the amount of securities sought. If so, please confirm that ten
business days will remain in the offer following disclosure of the change. See
Exchange Act Rule 13e-4(e)(3)(ii); also refer to Exchange Act Release Nos. 23421
(July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Conditions to the Offer, page 12

General Conditions, page 12

8.   Please refer to the antepenultimate and penultimate paragraphs of this section, which
discuss your failure to exercise any of the rights described in this section. Note that
when a condition is triggered and you decide to proceed with the offer anyway, we
believe that this decision constitutes a waiver of the triggered condition(s).
Depending on the materiality of the waived condition and the number of days
remaining in the offer, you may be required to extend the offer and re-circulate new
disclosure to security holders. You may not, as this language seems to imply, simply
fail to assert a triggered offer condition and thus effectively waive it without officially
doing so. Please confirm your understanding in your response letter.

9.   Please see the immediately preceding comment. When an offer condition is triggered
by events that occur during the offer period and before the expiration of the offer, the
company should inform holders of securities how it intends to proceed promptly,
rather than wait until the end of the offer period, unless the condition is one where
satisfaction of the condition may be determined only upon expiration. Please confirm
the company's understanding in your response letter.

10.   The disclosure following the description of the specific offer conditions indicates
"[t]he failure of us at any time to exercise any of the foregoing rights will not be

deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time." Please revise this statement to indicate that offer conditions may only be asserted up to expiration of the offer as opposed to "at any time."

11.   We note the disclosure in the last paragraph of this section regarding the ability of the company to terminate the offer in its sole discretion. Please revise the disclosure to specify that the offer can only be terminated pursuant to an enumerated condition.

Exhibit 99(a)(1)(B): Letter of Transmittal

12.   In the Letter of Transmittal you require a tendering security holder to represent and warrant that he or she has "read the Offer Documents and agrees to all of the terms and conditions herein and therein." The form improperly asks security holders to represent that they have read and understood the terms of the offer. Please revise to delete the requirement that security holders provide this representation. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certification made by security holders that they have read and understand the offer materials as a waiver of liability and that you agree not to assert that this provision constitutes a waiver of liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Nicholas Panos at (202) 551-3266. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Evan S. Jacobson
                                        Attorney-Advisor
                                        Office of Mergers & Acquisitions

cc: <u>Via Facsimile (212) 735-2000</u>
        Phyllis G. Korff, Esq.
        Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP